E.D.

19006283

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MADISON PARK GROUP LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 PARK AVENUE, SUITE 3102A
(No. and Street)

NEW YORK (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWAYS PARK DRIVE WEST (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, MIR ARIF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MADISON PARK GROUP LLC, as of MARCH 1ST, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING DIRECTOR

Title

Sworn before me on
1st day of March 2019

Prakash

Notary Public

DHANSINGHANI PRAKASH K.
NOTARY PUBLIC STATE OF NEW YORK
NO. 01DH6059993
QUALIFIED in NASSAU COUNTY
COMISSION EXPIRES: JUNE 11, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madison Park Group LLC
Contents
December 31, 2018

MAZARS

Report of Independent Registered Public Accounting Firm

To the Managing Member of Madison Park Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Park Group LLC, (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2004.

New York. NY
February 27, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

Madison Park Group LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	105,392
Fixed assets, net of accumulated depreciation of $121,377		111,968
Other assets		75,635
Total assets	$	292,995
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	30,500
Payroll taxes payable		14,187
Due to member		40,127
Deferred rent payable		82,330
Total liabilities		167,144
Commitment		
Member's equity		
Member's equity		125,851
Total liabilities and member's equity	$	292,995

The accompanying notes are an integral part of this financial statement.

1. Business

Madison Park Group LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in the sale of securities for its clients by providing investment banking services and financial advisory and capital-raising services, principally related to mergers and acquisitions advice and equity private placements.

The Company does not hold funds or securities for, nor owes any money or securities to, customers, and does not carry accounts of or for customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

A member of a limited liability company is not personally liable for the debts, obligations, or other liabilities of the limited liability company by reason of being such a member.

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition

Investment banking transaction fees are recorded when the underlying transaction is consummated. The Company receives retainer fees for specific projects and preparatory work ahead of a transaction that are recorded during the month the services are provided towards the retainers.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU was effective for the Company January 1, 2018, under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. As a result of adopting this ASU, the Company expects that it will not be required make any changes to the way revenue is currently being recognized. The Company adopted this ASU in January 2018 using a modified retrospective approach.

Income Taxes

As a single member limited liability company, the Company does not incur any liability for Federal or state income taxes because all income, deductions, and credits are reportable by its member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fixed Assets
Fixed assets are recorded at cost and are depreciated or amortized under the straight-line method over the estimated useful lives of the assets.

Concentration of Risk - Cash
The Company maintains its cash balances in one major financial institution which, at times, may exceed the $250,000 federally-insured limit. At December 31, 2018, there is no credit risk.

3. Major Customers

For the year ended December 31, 2018, the Company had four major customers.

4. Due to Member

Due to member consists of reimbursement of operating expenses paid on behalf of the Company.

5. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2018, is as follows:

		Estimated Useful Lives
Furniture and fixtures	$ 105,577	5 years
Leasehold improvements	127,768	5 years
	233,345	
Less accumulated depreciation	121,377	
Property and equipment, net	$ 111,968	

6. Commitment and Contingencies

Operating Lease
In October 2016, the Company, with an entity under common ownership, entered into a lease to rent office space in 3 Park Avenue, New York, NY under a non-cancelable lease agreement, expiring in 2027. The lease has provisions for future rent increases and rent-free periods. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent payable liability on the statement of financial condition. Future minimum rental payments under the above lease are as follows:

Year Ending December 31,	Amount
2019	$ 181,525
2020	181,525
2021	181,525
2022	185,058
2023	192,125
Thereafter	800,521
	$1,722,279

7. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2018, the Company has net capital of ($61,752), which is $72,900 in deficiency of its required net capital of $11,148. The Company has aggregate indebtedness of $167,144. The Company's ratio of aggregate indebtedness to net capital is (2.70) to 1 at December 31, 2018. The Company was, at December 31, 2018, and during certain months in 2018, in violation of its required minimum net capital requirements. In 2018, the Company made a capital contribution of $70,000 to become complaint with the minimum net capital requirement.

8. Recently Issued Accounting Pronouncement

In February 2016, the FASB issued ASU No. 20 16-02, Leases (Topic 842), and is applicable for all entities with annual periods beginning after December 31, 2018, with earlier application permitted. This ASU requires that for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The Company expects a gross up of approximately $1,300,000 on its statement of financial condition upon recognition of the right-of-use assets and lease liabilities.